

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Kathleen P. Leneghan
Chief Financial Officer
Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

      Re: Invacare Corporation
          Registration Statement on Form S-3
          Filed August 16, 2022
          File No. 333-266915

Dear Ms. Leneghan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Kristofer K. Spreen, Esq.